                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                           LAIDLAW GLOBAL CORPORATION
                           --------------------------
                                (Name of Issuer)

                   COMMON STOCK, $0.00001 PAR VALUE PER SHARE
                   ------------------------------------------
                         (Title of Class of Securities)

                                    507306108
                                    ---------
                                 (CUSIP Number)

                               Third Security, LLC
                               The Governor Tyler
                             Radford, Virginia 24141
                        Attention: Marcus E. Smith, Esq.
                           Telephone No.: 540-633-7971
                           ---------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                            John Owen Gwathmey, Esq.
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                December 4, 2001
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

              If the filing person has previously filed a statement
              on Schedule 13G to report the acquisition that is the
                subject of this Schedule 13D, and is filing this
                 schedule because of Rule 13d-1(e), 13d-1(f) or
                    or 13d-1(g), check the following box [ ].

                                Page 1 of 9 Pages

-----------------------                          -------------------------------
CUSIP No. 507306108                13D             Page 2 of 9 Pages
-----------------------                          -------------------------------


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Randal J. Kirk
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE IF A MEMBER OF A GROUP           (a)  [ ]
                                                                (b)  [x]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------

                       7.  SOLE VOTING POWER
       NUMBER OF           0
                       ---------------------------------------------------------
        SHARES         8.  SHARED VOTING POWER
     BENEFICIALLY          5,364,807*
                       ---------------------------------------------------------
       OWNED BY        9.  SOLE DISPOSITIVE POWER
    EACH REPORTING         0
                       ---------------------------------------------------------
      PERSON WITH      10.  SHARED DISPOSITIVE POWER
                            5,364,807*
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,364,807*
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

-----------------------                          -------------------------------
CUSIP No. 507306108                13D             Page 3 of 9 Pages
-----------------------                          -------------------------------


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Third Security, LLC (54-1923091)
--------------------------------------------------------------------------------
2.       CHECK THE                                                   (a) [ ]
         APPROPRIATE IF A MEMBER OF A GROUP                          (b) [x]

--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Virginia
--------------------------------------------------------------------------------

                        7.  SOLE VOTING POWER
       NUMBER OF            0
                       ---------------------------------------------------------
        SHARES          8.  SHARED VOTING POWER
     BENEFICIALLY           5,364,807*
                       ---------------------------------------------------------
       OWNED BY         9.  SOLE DISPOSITIVE POWER
    EACH REPORTING          0
                       ---------------------------------------------------------
      PERSON WITH      10.  SHARED DISPOSITIVE POWER
                            5,364,807*
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,364,807*
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

     This Statement on Schedule 13D is being jointly filed by Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and Third Security, LLC, a Virginia limited liability company ("Third Security" and, together with Mr. Kirk, the "Reporting Persons"), to report the beneficial ownership of shares of common stock, par value $0.00001 per share (the "Common Stock"), of Laidlaw Global Corporation, a Delaware corporation (the "Issuer"). As described in this statement, Mr. Kirk is joining Third Security in filing this statement because, as the sole member of Third Security, Mr. Kirk may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by Third Security. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by such Reporting Person. The filing of this statement shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

Item 1.  Security and Issuer.
         -------------------

     The class of equity securities to which this statement relates is the Common Stock, par value $0.00001 per share (the "Common Stock"), of Laidlaw Global Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 100 Park Avenue, New York, New York 10017.

Item 2.  Identity and Background.
         -----------------------

     (a)-(c), (f)   This statement is being filed on behalf of Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and Third Security, LLC, a Virginia limited liability company ("Third Security" and, together with Mr. Kirk, the "Reporting Persons"). Third Security is a private investment group with its principal office located at The Governor Tyler, Radford, Virginia 24141. Mr. Kirk's principal occupation is investor, and his business address is the same as that of Third Security.

     (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Third Security used $300,000 of working capital to purchase the Common Stock reported as being beneficially owned by it in Item 5(a) hereof.

Item 4.  Purpose of Transaction.
         ----------------------

     The Reporting Persons' purpose in purchasing the Common Stock reported in
Item 5(a) hereof is to pursue acquiring additional Common Stock so that the Reporting Persons would have the ability to control the Issuer (including through a majority of the Issuer's board of directors), to influence and direct the Issuer's affairs and to participate in the business decisions


                                Page 4 of 9 Pages
of the Issuer's management. In addition, the Reporting Persons may be interested in (and have indicated such interest to the Issuer) developing possible business opportunities between the Issuer and the Reporting Persons or one or more of their affiliates and may wish to engage in discussions with the Issuer and/or certain of its stockholders in the future regarding one or more of these opportunities. The consummation of any transaction could result in a change in control of the Issuer.

     The Reporting Persons, or any of them, may purchase additional shares of Common Stock from time to time, either in the open market, in privately negotiated transactions or from the Issuer. Any decision of the Reporting Persons to increase their holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on these and other considerations.

     Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) The aggregate number and percentage of shares of Common Stock to which this statement relates is 5,364,807 shares, representing 16.8% of the 32,006,387 shares of Common Stock outstanding (including the 5,364,807 shares to which this statement relates) as represented to the Reporting Persons by the Issuer. Third Security directly beneficially owns 1,609,442 shares to which this statement relates and has the right to acquire the remaining 3,755,365 shares to which this statements relates within 60 days. Mr. Kirk, as the sole member of Third Security, could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Third Security.


                                Page 5 of 9 Pages

     (b) Third Security has, together with Mr. Kirk, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock reported as being beneficially owned by it in Item 5(a) hereof.

     (c) On December 3, 2001, the Issuer entered into a letter of intent (the "LOI") with Third Security with respect to an investment in the Issuer. The LOI is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The final proposed investment as set forth in the LOI contemplates an investment by Third Security of $5,000,000 in consideration for the issuance by the Issuer to Third Security of newly issued shares of Common Stock, with demand registration rights to be set forth in a registration rights agreement, so that the fully diluted (taking into account all outstanding warrants, options and convertible securities, whether or not vested or currently exercisable) equity ownership of Third Security would represent 45% of the outstanding shares of Common Stock. The price per share for the shares to be issued will be equal to the $5,000,000 acquisition cost divided by the number of shares to be acquired (the "Price Per Share").

     Third Security also has the option, in its sole discretion, to purchase additional newly issued shares of Common Stock at the same per share purchase price so that the fully diluted (taking into account all outstanding warrants, options and convertible securities, whether or not vested or currently exercisable) equity ownership of Third Security would represent up to 51% of the outstanding shares of Common Stock. The final percentage of ownership within the 45% and 51% range is within the sole discretion of Third Security and will be set forth in a definitive purchase agreement (the "Definitive Agreement"), to be executed by the Issuer and Third Security prior to February 15, 2002, or as soon thereafter as the Issuer can secure the necessary stockholder approval, subject to the consent of Third Security to extend beyond February 15, 2002. Shares of Common Stock that Third Security may purchase pursuant to the LOI are referred to in this statement as "Purchased Shares," which will have demand registration rights as will be more fully described in the Definitive Agreement.

     The execution of the Definitive Agreement is subject to satisfactory completion of due diligence by Third Security in its sole discretion. Third Security has agreed to use its best efforts to complete its due diligence review of the Issuer on or before December 31, 2001.

     Approval of the Definitive Agreement and closing for all of the Purchased Shares (the "Closing") will be subject to, among other things, approval by the American Stock Exchange and the Issuer's stockholders of the underlying transactions, including an amendment to the Issuer's certificate of incorporation increasing the total number of shares of its authorized Common Stock. After execution of the Definitive Agreement, however, Third Security may purchase, upon demand made prior to the Closing, all or any portion of the Purchased Shares that may be acquired without stockholder approval.

     Pursuant to the LOI, on December 4, 2001, Third Security entered into a convertible secured loan to the Issuer in the principal amount of $1,500,000 (the "Loan") and obtained an option to purchase up to $1,000,000 of the authorized Common Stock (the "Option") on or prior to December 17, 2001.


                               Pages 6 of 9 Pages

     The Loan has been delivered and is evidenced by a secured convertible note, dated as of December 4, 2001 (the "Note"), which bears interest at the rate of 8.5% per year and matures on the earlier of (i) 45 days following written notice from Third Security (excluding days from December 15 through December 31, 2001) of abandonment of its right under the LOI to buy all the Purchased Shares and
(ii) April 1, 2003. Principal of the Note may be converted into Common Stock upon maturity or with the Issuer's consent. The price at which the principal of the Note may be converted into Common Stock will be the Price Per Share established under the Definitive Agreement. As required by the LOI, the Issuer used the Loan proceeds to repay its outstanding obligations to Pacific USA Holdings Corp. and Chase Bank aggregating $1,450,000. The Note is secured by the shares of common stock owned by the Issuer in its majority-owned subsidiary, H&R Acquisition Corp., a New York corporation, under the terms of a pledge agreement (the "Pledge Agreement"). The Note and Pledge Agreement are attached hereto as Exhibits 10.2 and 10.3, respectively, and are incorporated herein by reference.

     Pursuant to the Option, Third Security has the right to acquire up to $1,000,000 of Common Stock (the "Option Shares") at the estimated Price Per Share to be established by the Definitive Agreement subject to adjustment for dilution and revision of the Price Per Share to be fixed at the Closing. On December 4, 2001, Third Security exercised its right to acquire $300,000 of the Option Shares (representing 1,609,442 shares of common stock, subject to adjustment upon the determination of the Price Per Share). The option to purchase the remaining $700,000 of Option Shares must be exercised on or before December 17, 2001. The Option is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

     If Third Security does not execute a Definitive Agreement, the Issuer's stockholders do not authorize the issuance of all Purchased Shares or otherwise in the discretion of Third Security, Third Security has the right to require the Issuer to repurchase all Option Shares and repay the Option Price by increasing the principal amount of the Loan evidenced by the Note.

     As partial consideration for the transactions contemplated by the LOI, the Issuer granted Third Security a right of first refusal to match any offer of a third party to purchase Common Stock from the Issuer prior to February 15, 2002.

     In addition, the Issuer has agreed not to pursue or secure any debt or equity financing from a third party without the consent of Third Security until the earlier of (i) Third Security's delivery of notice of its decision to abandon the acquisition of all the Purchased Shares or (ii) the Closing under the Definitive Agreement.

     On August 31, 2001, Pacific USA Holdings Corp. ("PUSA") and the Issuer executed an option agreement pursuant to which PUSA was granted a right of first refusal to match 100% of any third party offer to purchase shares of capital stock of the Issuer on the same price per share terms as any transaction approved by the board of directors of the Issuer from August 31, 2001 through August 31, 2002 (the "Refusal Right"). On December 4, 2001, PUSA assigned the Refusal Right to Third Security pursuant to an Assignment and Assumption Agreement (the "Assignment"). The Assignment provides that, in the event that Third Security does not complete its equity investment in the Issuer, the Refusal Right shall revert back to PUSA. The Assignment is attached hereto as
Exhibit 10.5 and is incorporated herein by reference.


                               Pages 7 of 9 Pages

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Except as described in Item 5(c) hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     The following documents are filed as exhibits hereto and are incorporated herein by reference:

     Exhibit 10.1 Letter of Intent, dated December 3, 2001, by and between the Issuer and Third Security, LLC.

     Exhibit 10.2 Promissory Note of the Issuer payable to Third Security, LLC in the original principal amount of $1,500,000 and dated December 4, 2001.

     Exhibit 10.3 Pledge Agreement, dated as of December 4, 2001, by and between the Issuer, as debtor, and Third Security, LLC, as secured party.

     Exhibit 10.4 Call and Put Option Agreement, dated as of December 4, 2001, by and between the Issuer and Third Security, LLC.

     Exhibit 10.5 Assignment and Assumption Agreement, dated as of December 4, 2001, by and among the Issuer, Third Security, LLC and Pacific USA Holdings Corp.

     Exhibit 99.1 Joint Filing Agreement, dated as of December 14, 2001, by and between Randal J. Kirk and Third Security, LLC.


                               Page 8 of 9 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  December 14, 2001  /s/ Randal J. Kirk
                          --------------------------------
                              Randal J. Kirk

Date:  December 14, 2001  THIRD SECURITY, LLC

                          By: /s/ Randal J. Kirk
                              ----------------------------
                              Randal J. Kirk
                              Manager




                               Page 9 of 9 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.       Exhibit Description
-----------       -------------------

Exhibit 10.1 Letter of Intent, dated December 3, 2001, by and between the Issuer and Third Security, LLC.

Exhibit 10.2 Promissory Note of the Issuer payable to Third Security, LLC in the original principal amount of $1,500,000 and dated December 4, 2001.

Exhibit 10.3 Pledge Agreement, dated as of December 4, 2001, by and between the Issuer, as debtor, and Third Security, LLC, as secured party.

Exhibit 10.4 Call and Put Option Agreement, dated as of December 4, 2001, by and between the Issuer and Third Security, LLC.

Exhibit 10.5 Assignment and Assumption Agreement, dated as of December 4, 2001, by and among the Issuer, Third Security, LLC and Pacific USA Holdings Corp.

Exhibit 99.1 Joint Filing Agreement, dated as of December 14, 2001, by and between Randal J. Kirk and Third Security, LLC.